CUSIP No. 29385B109	13D	Page 58 of 100

Exhibit 99.1

FORM OF LOCKUP AND JOINT FILING AGREEMENT

This Lockup and Joint Filing Agreement, dated as of                     , 2021 (this “Lockup Agreement”) is by and between Blue Ant Media Inc. (“Blue Ant”) and [insert full legal name of Shareholder] (the “Shareholder”). Blue Ant and the Shareholder are each referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Shareholder is the registered and beneficial owner of certain non-voting common shares in the capital of Blue Ant (such number of shares, as may be adjusted as set forth herein, the “Purchased Blue Ant Shares”);

WHEREAS, Blue Ant has offered (the “Share Offer”) holders of its shares the opportunity to exchange such shares for common shares (“Enthusiast Shares”) of Enthusiast Gaming Holdings Inc. (“Enthusiast”);

WHEREAS, pursuant that certain share exchange agreement entered into by and between Blue Ant and the Shareholder, dated             , 2021 (the “Share Exchange Agreement”), the Shareholder agreed to sell, assign and transfer to Blue Ant, and Blue Ant agreed to purchase for cancellation from the Shareholder that number of Purchased Blue Ant Shares determined in accordance with the Share Exchange Agreement, to be purchased under the Share Offer in exchange for such number of Enthusiast Shares at a ratio of 6 Purchased Blue Ant Shares for each Enthusiast Share (the “Purchase Price,” and the effective date of such purchase, the “Closing Date”);

WHEREAS, the Shareholder has determined to hold its Enthusiast Shares purchased in accordance with the Share Exchange Agreement from the period beginning on the Closing Date and ending on the date that is 90 days following the Closing Date (such period, the “Lockup Period”).

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Lockup.

The Shareholder hereby agrees that, during the Lockup Period, the Shareholder will not, directly or indirectly, without the prior written consent of Blue Ant:

(a)

sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of) the Enthusiast Shares provided to the Shareholder as the Purchase Price;

(b)	secure or pledge the Enthusiast Shares provided as the Purchase Price; or

(c)	agree to or announce any intention to do any of the foregoing things,

other than pursuant to a take-over bid or any similar transaction made generally to all shareholders of Enthusiast, a formal Enthusiast Gaming Holdings Inc. bid made in accordance with Canadian securities laws, or a court-approved arrangement made to all holders of Enthusiast Shares.

CUSIP No. 29385B109	13D	Page 59 of 100

2. Joint Filing. In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to use their respective reasonable best efforts to make a joint filing on behalf of each of them of (a) a Statement of Beneficial Ownership on Schedule 13D as soon as practicable following the execution of this Lockup Agreement and (b) any amendments thereto (including any amendment required as of the end of the Lockup Period) in each case, with respect to the Enthusiast Shares from the date hereof until the end of the Lockup Period. Such joint filings shall be coordinated and submitted by Blue Ant and shall contain information with respect to the Shareholder as is reasonably acceptable to the Shareholder. During the Lockup Period, each of the Parties hereto agrees to reasonably consult with the others with respect to filing obligations in connection with this Lockup Agreement. Each of the Parties acknowledges that it shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained in any joint filings pursuant to this Section 2 (as well as for its compliance with applicable laws, regulations, and filing requirements generally), but shall not be responsible for the completeness and accuracy of the information concerning the other Parties.

This Lockup Agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The Shareholder hereby represents and warrants that the Shareholder has full power and authority to enter into this Lockup Agreement. This Lockup Agreement is irrevocable and will be binding on the Shareholder and its successors, heirs, personal representatives and assigns, and will enure to the benefit of Blue Ant and its legal representatives, successors and assigns.

This Lockup Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. A signed copy of this Lockup Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

CUSIP No. 29385B109	13D	Page 60 of 100

IN WITNESS WHEREOF, each of the Parties hereto has executed this Lockup Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

BLUE ANT MEDIA INC.

By:

Michael MacMillan, CEO

SHAREHOLDER

By:

Name:
Title: